# Joe Jolly & Company, Inc.

Exemption Report
Year Ended August 31, 2022

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Joe Jolly & Company, Inc.
Birmingham, Alabama

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Joe Jolly & Company, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Mauldin & Jenkins, LLC*

Birmingham, Alabama
October 31, 2022



**JOE JOLLY & CO., INC.** MUNICIPAL SECURITIES
P.O. BOX 8 ♦ BIRMINGHAM, ALABAMA 35201-0008
(205) 252-2105 ♦ (800) 826-1378 ♦ Fax: (205) 251-3446

## The Exemption Report

We, as members of management of Joe Jolly & Company, Inc., (the Company), are responsible for complying with 17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. § 240.15c3-3: (k)(2)(ii), (the "exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) and (2) we met the identified exemption provisions throughout the most recent fiscal year from September 1, 2021 to August 31, 2022 without exception.

I, Joe Jolly, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

President

October 31, 2022

420 No. 20th Street ♦ Suite 2350 ♦ Birmingham, AL 35203-5200